UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

iTeos Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46565G104

(CUSIP Number)

Luke Evnin

MPM Asset Management

450 Kendall Street

Cambridge, MA 01242

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2014, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,631,972
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,631,972
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

This schedule is filed by MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM BioVentures 2018, L.P. (“BV 2018”), MPM BioVentures 2018 (B), L.P. (“BV 2018(B)”), MPM Asset Management Investors BV2018 LLC (“AM BV2018 LLC”), UBS Oncology Impact Fund L.P. (“UBS Oncology”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”), MPM BioVentures 2018 GP LLC (“BV 2018 GP”), MPM BioVentures 2018 LLC (“BV 2018 LLC”), Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”) and BioImpact Capital LLC (“BioImpact”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley and Edward Hurwitz (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of iTeos Therapeutics, Inc. (the “Issuer”), as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2014 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 97,289
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 97,289
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,289
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM Asset Management Investors BV2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 56,172
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 56,172
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,172
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2018, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,030,718
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,030,718
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2018 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 48,966
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 48,966
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,966
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM Asset Management Investors BV2018 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,353
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,353
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,353
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. UBS Oncology Impact Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,844,727
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,844,727
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,727
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2014 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,729,261(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,729,261(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,729,261(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,631,972 shares held by BV 2014 and 97,289 shares held by BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).
(3)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,785,433(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,785,433(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,785,433(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,631,972 shares held by BV 2014, 97,289 shares held by BV 2014(B) and 56,172 shares held by AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC

(3)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2018 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,079,684(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,079,684(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,079,684(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,030,718 shares held by BV 2018 and 48,966 shares held by BV 2018(B). BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B).
(3)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. MPM BioVentures 2018 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,100,037(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,100,037(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,037(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,030,718 shares held by BV 2018, 48,966 shares held by BV 2018(B) and 20,353 shares held by AM BV2018 LLC. BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B). BV 2018 LLC is the manager of AM BV2018 LLC.

(3)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. Oncology Impact Fund (Cayman) Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,844,727(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,844,727(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,727(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of shares held by UBS Oncology. BioImpact is the General Partner of Oncology Cayman, the General Partner of UBS Oncology.

(3)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. BioImpact Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,844,727(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,844,727(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,727(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. BioImpact is the general partner Oncology Cayman, the General Partner of UBS Oncology.
(3)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,730,197(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,730,197(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,730,197(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 1,631,972 shares held by BV 2014, 97,289 shares held by BV 2014(B), 56,172 shares held by AM BV2014 LLC, 1,030,718 share held by BV 2018, 48,966 shares held by BV 2018(B), 20,353 shares held by AM BV2018 LLC and 1,844,727 shares held by UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC and BV2018 LLC and the managing partner of BioImpact.

(3)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,855,470(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,855,470(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,855,470(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 1,631,972 shares held by BV 2014, 97,289 shares held by BV 2014(B), 56,172 shares held by AM BV2014 LLC, 1,030,718 share held by BV 2018, 48,966 shares held by BV 2018(B) and 20,353 shares held by AM BV2018 LLC. The Reporting Person is a managing director of BV 2014 LLC and BV 2018 LLC.

(3)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,855,470(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,855,470(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,855,470(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 1,631,972 shares held by BV 2014, 97,289 shares held by BV 2014(B), 56,172 shares held by AM BV2014 LLC, 1,030,718 share held by BV 2018, 48,966 shares held by BV 2018(B) and 20,353 shares held by AM BV2018 LLC. The Reporting Person is a managing director of BV 2014 LLC and BV 2018 LLC.

(3)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 46565G104

1.	Name of Reporting Persons. Edward Hurwitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,100,037(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,100,037(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,037(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 1,030,718 shares held by BV 2018, 48,966 shares held by BV 2018(B) and 20,353 shares held by AM BV2018 LLC. The Reporting Person is a managing director of BV 2018 LLC.

(3)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

This Amendment No. 3 to Schedule 13D (“Amendment No. 2”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock (the “Common Stock”), of iTeos Therapeutics Inc. (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2020 and, as amended by Amendment No. 1 filed September 21, 2021 and Amendment No. 2 filed October 19, 2021 (as amended, the “Original Schedule 13D”). This Schedule 13D/A is being filed by the Filing Persons to report the open market sales and distributions in kind of the Issuer’s Common Stock by certain Filing Persons.

Items 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The MPM Entities sold an aggregate of 617,640 shares of Common Stock in open market transactions from October 7, 2021 through December 7, 2021 for aggregate gross proceeds of $19,939,210. On November 17, 2021, BV 2014(B) distributed an aggregate of 10,424 shares of Common Stock in a pro rata in-kind distribution to its limited partners for no consideration and BV 2018(B) distributed an aggregate of 5,247 shares of Common Stock in a pro rata in-kind distribution to its limited partners for no consideration.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of December 7, 2021:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV 2014	1,631,972	1,631,972	0	1,631,972	0	1,631,972	4.6%
BV 2014(B)	97,289	97,289	0	97,289	0	97,289	0.3%
AM BV2014 LLC	56,172	56,172	0	56,172	0	56,172	0.2%
BV 2018	1,030,718	1,030,718	0	1,030,718	0	1,030,718	2.9%
BV 2018(B)	48,966	48,966	0	48,966	0	48,966	0.1%
AM BV2018 LLC	20,353	20,353	0	20,353	0	20,353	0.1%
UBS Oncology	1,844,727	1,844,727	0	1,844,727	0	1,844,727	5.2%
BV 2014 GP(2)	0	0	1,729,261	0	1,729,261	1,729,261	4.9%
BV 2014 LLC(3)	0	0	1,785,433	0	1,785,433	1,785,433	5.1%
BV 2018 GP(4)	0	0	1,079,684	0	1,079,684	1,079,684	3.1%
BV 2018 LLC(5)	0	0	1,100,037	0	1,100,037	1,100,037	3.1%
Oncology Cayman(6)	0	0	1,844,727	0	1,844,727	1,844,727	5.2%
BioImpact(6)	0	0	1,844,727	0	1,844,727	1,844,727	5.2%
Ansbert Gadicke(7)	0	0	4,730,197	0	4,730,197	4,730,197	13.4%
Luke Evnin(8)	0	0	2,885,470	0	2,885,470	2,885,470	8.2%
Todd Foley(8)	0	0	2,885,470	0	2,885,470	2,885,470	8.2%
Edward Hurwitz(9)	0	0	1,100,037	0	1,100,037	1,100,037	3.1%

(1)

This percentage is calculated based upon 35,273,893 outstanding shares of common stock of the Issuer, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2021.

(2)	Includes securities held by BV 2014 and BV 2014(B). BV 2014 GP is the direct general partner of BV 2014 and BV 2014(B).
(3)	Includes securities held by BV 2014, BV2014(B) and AM BV2014 LLC. BV 2014 LLC is the indirect general partner of BV 2014 and BV 2014(B) and the manager of AM BV2014 LLC.
(4)	Includes securities held by BV 2018 and BV 2018(B). BV 2018 GP is the direct general partner of BV 2018 and BV 2018(B).
(5)	Includes securities held by BV 2018, BV 2018(B) and AM BV2018 LLC. BV 2018 LLC is the indirect general partner of BV 2018 and BV 2018(B) and the manager of AM BV2018 LLC.
(6)	Includes shares held by UBS Oncology. BioImpact is the General Partner of Oncology Cayman, the General Partner of UBS Oncology.
(7)

Includes securities held by BV 2014, BV 2014(B), AM BV2014 LLC, BV 2018, BV 2018(B), AM BV2018 LLC and UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC and BV 2018 LLC and the managing partner of BioImpact.

(8)	Includes securities held by BV 2014, BV 2014(B), AM BV2014 LLC, BV 2018, BV 2018(B), and AM BV2018 LLC. The Reporting Person is a managing director of BV 2014 LLC and BV 2018 LLC.
(9)	Includes shares held by BV 2018, BV 2018(B) and AM BV2018 LLC. The Reporting Person is a managing director of BV 2018 LLC.

Each Filing Person disclaims membership in a “group.” Each Filing Person also disclaims beneficial ownership of any shares of the Issuer, except for the shares set forth in the table above next to the respective Filing Person’s name in subsection (b) of this Item 5.

The Reporting Persons sold the following Common Stock in the open market in the sixty days preceding the date of this filing:

Date of Sale	Price Range	Average Price	Sold by BV 2014	Sold by AM BV2014 LLC	Sold by BV 2018	Sold by AM BV2018 LLC	Sold by UBS Oncology
10/7/2021	$26.95-$27.07	$27.00	684	24	432	9	773
10/8/2021	$26.97-$27.035	$27.01	1,210	42	765	15	1,368
10/11/2021	$26.95-$27.53	$27.24	29,081	1,001	18,367	363	32,872
10/12/2021	$26.95-$27.28	$27.09	5,077	175	3,206	63	5,739
10/13/2021	$26.95-$27.335	$27.13	12,469	429	7,875	156	14,094
10/14/2021	$26.95-$27.84	$27.30	16,277	560	10,280	203	18,399
10/15/2021	$26.97-$27.955	$27.53	5,298	182	3,347	66	5,989
10/15/2021	$27.97-$28.07	$28.01	1,215	42	767	15	1,374
10/18/2021	$26.96-$27.94	$27.14	3,676	125	2,321	45	4,153
11/22/2021	$36.58-$37.555	$37.16	5,545	191	3,502	69	6,268
11/22/2021	$37.58-$38.16	$37.81	7,034	242	4,443	88	7,951
11/23/2021	$35.46-$36.45	$36.21	11,704	403	7,392	146	13,231
11/23/2021	$36.48-$36.52	$36.50	214	7	135	3	241
11/24/2021	$34.82-$35.78	$35.20	2,900	100	1,832	36	3,279
11/24/2021	$35.83-$36.81	$36.05	10,929	376	6,902	136	12,353
11/24/2021	$36.85-$37.27	$37.02	7,820	269	4,939	98	8,839
11/26/2021	$34.915-$35.91	$35.49	3,899	134	2,463	49	4,407
11/26/2021	$35.92-$36.39	$36.03	3,652	126	2,306	45	4,129
11/29/2021	$34.06-$34.86	$34.46	6,001	207	3,790	75	6,783
11/29/2021	$35.125-35.67	$35.37	178	6	112	2	202
11/30/2021	$33.93-$34.92	$34.62	3,494	120	2,206	41	3,948
11/30/2021	$34.93-$35.465	$35.19	16,733	576	10,569	198	18,916
12/1/2021	$33.26-$34.22	$33.82	3,600	124	2,274	44	4,069
12/1/2021	$34.30-$35.17	$34.61	3,251	112	2,053	41	3,674
12/1/2021	$35.30-$35.77	$35.34	534	18	337	7	604
12/2/2021	$33.19-$34.17	$33.74	17,728	611	11,197	221	20,039
12/2/2021	$34.25-$35.14	$34.83	4,427	152	2,796	55	5,004
12/3/2021	$34.15-$35.135	$34.68	10,467	359	6,612	131	11,833
12/3/2021	$35.15-$36.06	$35.44	1,441	50	910	18	1,628
12/3/2021	$36.26	$36.26	107	4	67	1	121
12/6/2021	$31.98-$32.975	$32.35	5,046	173	3,187	63	5,704
12/6/2021	$32.99-$33.98	$33.57	698	24	441	8	789
12/6/2021	$34-34.125	$34.08	303	10	191	4	342
12/6/2021	$35.04	$35.04	35	2	22	1	40
12/7/2021	$32.84-$33.75	$33.15	10,701	368	6,759	134	12,097
12/7/2021	$33.875-$34.25	$34.11	890	31	562	11	1,005
			214,318	7,375	135,359	2,660	242,257

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

(d)	Inapplicable.

(e)	Inapplicable.

Item 7.	Material to Be Filed as Exhibits

C.	Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2021

MPM BIOVENTURES 2014, L.P.

By:	MPM BioVentures 2014 GP LLC,
its General Partner
By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2014 (B), L.P.

By:	MPM BioVentures 2014 GP LLC,
its General Partner
By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM ASSET MANAGEMENT INVESTORS BV2014 LLC

By:	MPM BioVentures 2014 LLC,
Its Manager

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2014 GP LLC

By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2014 LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018, L.P.

By:	MPM BioVentures 2018 GP LLC,
its General Partner
By:	MPM BioVentures 2018 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018 (B), L.P.

By:	MPM BioVentures 2018 GP LLC,
its General Partner
By:	MPM BioVentures 2018 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM ASSET MANAGEMENT INVESTORS BV2018 LLC

By:	MPM BioVentures 2018 LLC,
Its Manager

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018 GP LLC

By:	MPM BioVentures 2018 LLC,
Its Managing Member

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

MPM BIOVENTURES 2018 LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Managing Director

UBS ONCOLOGY IMPACT FUND, L.P.

By:	Oncology Impact Fund (Cayman) Management L.P.,
its General Partner
By:	BioImpact Capital LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Partner

ONCOLOGY IMPACT FUND (CAYMAN) MANAGEMENT L.P.

By:	BioImpact Capital LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Partner

BIOIMPACT CAPITAL LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Partner

By:	/s/ Todd Foley
Name:	Todd Foley

By:	/s/ Luke Evnin
Name:	Luke Evnin

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

By:	/s/ Edward Hurwitz
Name:	Edward Hurwitz

Schedule I

General Partners/Members

Ansbert Gadicke

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC, MPM BioVentures 2018 LLC and managing partner of BioImpact Capital LLC.

Citizenship: USA

Luke Evnin

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC and MPM BioVentures 2018 LLC.

Citizenship: USA

Todd Foley

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC and MPM BioVentures 2018 LLC.

Citizenship: USA

Edward Hurwitz

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2018 LLC.

Citizenship: USA

Exhibit Index

C.	Agreement regarding filing of joint Schedule 13D.